Mercedes-Benz Auto Lease Trust 2013-B

Investor Report

Collection Period Ended   31-Jul-2015

Amounts in USD

Dates

Collection Period No.	21			
Collection Period (from... to)	1-Jul-2015	31-Jul-2015		
Determination Date	13-Aug-2015			
Record Date	14-Aug-2015			
Payment Date	17-Aug-2015			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2015	17-Aug-2015	Actual/360 Days	33
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jul-2015	15-Aug-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	400,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	535,000,000.00	221,416,597.30	166,582,228.86	54,834,368.44	102.494147	0.311369
Class A-4 Notes	100,805,000.00	100,805,000.00	100,805,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,307,805,000.00**	**322,221,597.30**	**267,387,228.86**	**54,834,368.44**		

Overcollateralization	262,190,087.88	290,449,091.26	290,449,091.26	
Total Securitization Value	**1,569,995,087.88**	**612,670,688.56**	**557,836,320.12**	
present value of lease payments	550,321,585.65	99,841,843.24	87,320,826.22	
present value of Base Residual Value	1,019,673,502.23	512,828,845.32	470,515,493.90	

	Amount	Percentage
Initial Overcollateralization Amount	262,190,087.88	16.70%
Target Overcollateralization Amount	290,449,091.26	18.50%
Current Overcollateralization Amount	290,449,091.26	18.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.260000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.530000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.620000%	114,398.58	0.213829	54,948,767.02	102.707976
Class A-4 Notes	0.760000%	63,843.17	0.633333	63,843.17	0.633333
Total		**178,241.75**		**$55,012,610.19**	

Mercedes-Benz Auto Lease Trust 2013-B
Investor Report

Amounts in USD

Available Funds

Lease Payments Received	12,995,561.48
Net Sales Proceeds-early terminations (including Defaulted Leases)	24,984,198.70
Net Sales Proceeds-scheduled terminations	20,006,379.21
Excess wear and tear included in Net Sales Proceeds	29,369.84
Excess mileage included in Net Sales Proceeds	378,447.99
Subtotal	57,986,139.39
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	325.13
Total Available Collections	57,986,464.52
Reserve Account Draw Amount	0.00
Total Available Funds	**57,986,464.52**

Distributions

(1) Total Servicing Fee	510,558.91
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	178,241.75
(4) Priority Principal Distribution Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distribution Amount	54,834,368.44
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	2,463,295.42
Total Distribution	**57,986,464.52**

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	510,558.91	510,558.91	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	178,241.75	178,241.75	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	114,398.58	114,398.58	0.00
thereof on Class A-4 Notes	63,843.17	63,843.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	178,241.75	178,241.75	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	54,834,368.44	54,834,368.44	0.00
Principal Distribution Amount	54,834,368.44	54,834,368.44	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	7,849,975.44
Reserve Fund Amount - Beginning Balance	7,849,975.44
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	40.62
minus Net Investment Earnings	40.62
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	7,849,975.44
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	40.62
Net Investment Earnings on the Exchange Note	
Collection Account	284.51
Investment Earnings for the Collection Period	325.13

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,569,995,087.88	37,363
Securitization Value beginning of Collection Period	612,670,688.56	18,058
Principal portion of lease payments	9,224,799.74	
Terminations- Early	22,613,975.81	
Terminations- Scheduled	18,437,426.25	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	4,558,166.64	
Securitization Value end of Collection Period	557,836,320.12	16,583
Pool Factor	35.53%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.78%
Weighted Average Remaining Term (months)	24.32	9.28
Weighted Average Seasoning (months)	9.84	29.38
Aggregate Base Residual Value	1,159,889,424.74	493,502,176.27
Cumulative Turn-in Ratio		92.29%
Proportion of base prepayment assumption realized life to date		59.23%
Actual lifetime prepayment speed		0.54%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	556,139,663.30	16,535	99.70%
31-60 Days Delinquent	1,143,557.17	31	0.20%
61-90 Days Delinquent	390,227.83	13	0.07%
91-120 Days Delinquent	162,871.82	4	0.03%
Total	557,836,320.12	16,583	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	515,474.62
Less Liquidation Proceeds	291,327.46
Less Recoveries	355,175.05
Current Net Credit Loss / (Gain)	(131,027.89)
Cumulative Net Credit Loss / (Gain)	903,642.49
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.058%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	45,094,094.08
Less sales proceeds and other payments received during	
Collection Period	44,913,316.81
Current Residual Loss / (Gain)	180,777.27
Cumulative Residual Loss / (Gain)	8,731,451.38
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	0.556%